

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Mr. William H. Hastings
President and Chief Executive Officer
Magellan Petroleum Corporation
7 Custom House Street, 3 Floor
Portland, ME 04101

> **Re:** **Magellan Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Definitive Proxy Statement**
> **Filed October 25, 2010**
> **File No. 001-05507**

Dear Mr. Hastings:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Properties, page 24

1.   We note you present the tabular information of your reserves, as required by Item 1202(a)(1) of Regulation S-K. Please provide this information on an oil-equivalent-barrels basis in accordance with Item 1202(a)(2) of Regulation S-K.

2.   We note you disclose probable and possible reserves. However, we could not find where you also discuss the uncertainty related to those reserve estimates. Refer to Item 1202(a)(5) of Regulation S-K, and revise your disclosure accordingly.

3.   Since you disclose probable and possible reserves, please also expand your disclosure to
        include your history of converting probable reserves to proved reserves and possible
        reserves to probable reserves. Please see Section V of Securities Act Release No. 33-
        8995, Modernization of Oil and Gas Reporting.

Production, page 26

4.   We note in the tabular presentation you provided the total production information that is
        required by Item 1204(a) of Regulation S-K, for each of your reported product types by
        geographical area. Please expand these disclosures to also provide production
        information by final product sold for each field that contains 15% or more of your total
        proved reserves, or explain to us why you concluded that the information for each
        significant field was not required.

Undeveloped Acreage, page 27

5.   We note you disclosed your undeveloped oil and gas leasehold acreage. However, it does
        not appear that you disclosed information about related material minimum remaining
        terms of your leases and concessions. Please expand your disclosure to comply with the
        guidance in Item 1208(b) of Regulation S-K.

Financial Statements and Supplementary Data, page 49

Note 1 – Summary of Significant Accounting Policies, page 54

Revenue Recognition, page 54

6.   We note you record crude oil transportation costs for Nautilus Poplar, LLC as a
        deduction from gross sales. Please tell us what consideration you gave to disclosing the
        amount of crude oil transportation costs not included as a component of production costs.
        Refer to FASB ASC Topic 605-45-50-2 for additional guidance.

Note 17 – Supplementary Oil and Gas Disclosure (Unaudited), page 78

7.   We note your disclosure at page 79 and in Exhibit 99.2 regarding the role of David
        Capon in the review of your Australian reserves estimates. Please disclose the
        qualifications of the technical person at your company who is primarily responsible for
        overseeing the preparation of your Australian oil and gas reserves estimates. In addition,
        please disclose the qualifications of the technical person primarily responsible for
        overseeing the United States reserves audit. In that regard, it does not appear that you
        have disclosed the qualifications of the technical person with Allen & Crouch Petroleum
        Engineers that is primarily responsible for overseeing the reserves audit related to your
        United States reserves. See Item 1202(a)(7) of Regulation S-K.

Exhibit 32.2

8.   We note that your officer certification filed as Exhibit 32.2 references your annual report for the fiscal year ended June 30, 2009, rather than the fiscal year ended June 30, 2010. Please file a full amendment to your annual report on Form 10-K to include proper certifications. Such amendment should include newly executed officer certifications, including those required by Item 601(b)(31)-(32) of Regulation S-K.

Exhibit 99.1

9.   We note the following language in the report from Allen & Crouch:

> In evaluating the information at our disposal related to this report, we have excluded from our consideration all matters which require a legal or accounting interpretation, or any interpretation other than those of an engineering nature.

It does not appear that Allen & Crouch has "excluded from [its] consideration all matters which require a legal or accounting interpretation, or any interpretation other than those of an engineering nature." In this regard, we note that the definition of "reserves" in Rule 4-10 (a)(26) of Regulation S-X indicates that "there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production." We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe Allen & Crouch should address this limiting language in one of the following ways, as deemed appropriate:

- remove the sentence referenced above; or

- replace the referenced sentence with a new statement that is precisely tailored to the expertise of Allen & Crouch and the circumstances under which the report was prepared.

10.   We note in your independent third-party engineers' review of your estimates of reserves, they concluded that the estimates, "are, in the aggregate, reasonable...." The Society of Petroleum Engineers' guidance specifies that "reasonable" agreement requires no aggregate difference larger than 10%. Please confirm to us that there was no aggregate difference that exceeded this threshold or, if there was, explain to us the underlying reasons for such difference and how it was addressed by you and your third-party engineers.

Exhibit 99.2

11. Please confirm that all assumptions, data, methods and procedures used by your independent third-party engineers' in the preparation of their reserves report were "appropriate for the purpose served by the report," and ensure that such affirmation is included in their future reserve reports. Refer to Item 1202(a)(8)(iv) of Regulation S-K for additional guidance.

Exhibits 99.1 and 99.2

12. While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "standard geological and engineering methods generally accepted by the petroleum industry" or "generally accepted petroleum engineering and evaluation principles." With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

Definitive Proxy Statement

Director Compensation Table, page 9

13. Please revise your disclosure to provide for each director the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year-end. See Instruction to Item 402(k)(2)(iii) and (iv).

14. With a view toward disclosure, please tell us why you granted a "make-up payment" to certain of your directors during your 2010 fiscal year.

Certain Relationships and Related Person Transactions, page 17

15. With respect to your policies and procedures for the review, approval or ratification of related party transactions, please disclose the standards to be applied by your board or a special committee of your board pursuant to such policies and procedures. See Item 404(b)(1)(ii) of Regulation S-K.

16. We note your disclosure at page 20 regarding the restrictions on share transfers set forth in the Investor's Agreement. Please revise your disclosure to clarify, if true, that such restrictions will end on December 31, 2012. In that regard, we note that the restrictions on share transfer set forth in Section D of the Investor's Agreement filed as Exhibit 10.3 to the current report on Form 8-K filed on August 11, 2010, only appear to apply during the "Interim Period" defined in the agreement. In addition, please revise your disclosure to briefly describe the parties that would be considered "Permitted Transferees" under the Investor's Agreement.

Executive Compensation, page 26

Objectives of Our Compensation Program, page 27

17.   Provide further explanation of how the board "strive[s] to maintain compensation programs that are generally competitive within the . . . industry in the United States and in Australia." To the extent that the board engages in benchmarking of total compensation, or any material element of compensation, identify the benchmark and, if applicable, its components (including component companies). See Item 402(b)(2)(xiv) of Regulation S-K. Refer also to Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In that regard, we also note your disclosure at page 28 that your compensation consultant analyzed the compensation of the President or CEO of peer group companies as part of its work on your President and CEO's compensation package.

18.   We note your statement at page 27 that compensation awards "are at the complete discretion of the Board, as applicable." However, this does not appear to be consistent with your disclosure regarding the terms of your employment agreements with your named executive officers. Please revise.

19.   Please revise your disclosure to clarify your statement at page 27 that officers will receive awards of equity compensation of a sufficient value "to adequately augment their cash salaries." If applicable, please explain how such considerations impacted your board's determination of equity grants made in fiscal year 2010.   In addition, please disclose how you determined the amount of the option awards granted to William Begley and Susan Filipos during your 2010 fiscal year. See 402(b)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Ethan M. Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas, at (202) 551-5798, Laura Nicholson, at (202) 551-3584, or me, at (202) 551-3745, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director